UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
MXN1,050,000,000
4.70 per cent. Notes due 12 March 2024
Series No.: 1261-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 10 March 2021

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of MXN1,050,000,000 4.70 per cent. Notes due 12 March 2024 (Series No.: 1261-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 10 March 2021 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is Bank of America, N.A., 2 King Edward Street, London EC1A 1HQ, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 10 March 2021, the ADB entered into a Terms Agreement, filed herewith, with Merrill Lynch International (the "Manager"), pursuant to which ADB has

agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating MXN1,050,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 12 March 2021. The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent of the principal amount of the Notes.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100%	0.00%	100%
Total	MXN1,050,000,000	MXN0.00	MXN1,050,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Managers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$20,000 *
Listing Fees (Luxembourg)	U.S.$1,503 *

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 6.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii) Pricing Supplement dated 10 March 2021.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii) Terms Agreement dated 10 March 2021.

(d) (i) Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

(ii) Prospectus and Pricing Supplement (see (a) above).

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**U.K. MiFIR**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**U.K. MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, "**MiFID II**") or U.K. MiFIR. Consequently, ADB does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1261-00-2

MXN1,050,000,000

4.70 per cent. Notes due 12 March 2024

Issue price: 100 per cent.

Manager

BofA Securities

The date of this Pricing Supplement is 10 March 2021.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of MXN1,050,000,000 4.70 per cent. Notes due 12 March 2024 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 9 December 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1261-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of the United Mexican States ("Mexican Peso" or "MXN").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	The paragraph of Condition 7(i) shall be replaced in its entirety by the provisions as set out in Appendix A.
4.	Aggregate Nominal Amount:		MXN1,050,000,000.
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	MXN1,050,000,000.
6.	Specified Denominations (Condition 1(a)):		MXN10,000.
7.	(i)	Issue Date (Condition 5(d)):	12 March 2021.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		12 March 2024.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i)	Rate(s) of Interest:	4.70 per cent. per annum, payable annually in arrear. For the avoidance of doubt, interest amount in MXN per Specified Denomination shall be rounded to the nearest second decimal place, with MXN0.005 being rounded upwards.
(ii)	Interest Payment Date(s):	12 March of each year, commencing on 12 March 2022 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention.
(iii)	Interest Period End Date(s):	12 March of each year, commencing on 12 March 2022 up to and including the Maturity Date.
(iv)	Interest Period End Date(s) adjustment:	Unadjusted.
(v)	Business Day Convention:	Following Business Day Convention.
(vi)	Fixed Coupon Amount(s):	MXN470 per Specified Denomination, payable on each Interest Payment Date.

	(vii)	Broken Amount(s):	Not applicable.
	(viii)	Relevant Financial Center:	Mexico City.
	(ix)	Additional Business Center(s) (Condition 5(d)):	London and New York.
	(x)	Day Count Fraction (Condition 5(d)):	Actual/Actual (ICMA).
	(xi)	Determination Date(s):	12 March of each year, commencing on 12 March 2022 up to and including the Maturity Date.
	(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):		Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Not applicable.
19.	Index-Linked Interest Note Provisions:		Not applicable.
20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.
22.	Put Option (Condition 6(f)):		Not applicable.
23.	Final Redemption Amount:		Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default	As set out in the Conditions.

	(Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	(i) Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
	(ii) New Safekeeping Structure (NSS Form):	No.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.

(ii)	Stabilizing Manager (if any):	Not applicable.
(iii)	Commissions and Concessions:	0.00 per cent.
33.	If non-syndicated, name of Dealer:	Merrill Lynch International.
34.	Additional selling restrictions:	The following paragraphs shall be deemed to be set out under the heading "United Mexican States" in the section entitled "Plan of Distribution" in the Prospectus:

"The Manager agrees and has agreed that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the territory of the United Mexican States or to any person or corporation or other entity, of any nature, resident in the territory of the United Mexican States or that makes investment decisions from the territory of the United Mexican States, unless such offer qualifies as a private placement under Article 8 of the Mexican Securities Market Law (*Ley del Mercado de Valores*), is made solely to investors that qualify as institutional and accredited investors under Mexican law, and the Manager maintains written evidence of such qualification (including by maintaining evidence of, or a representation relating to the identity of, the applicable offerees or purchasers).

The Notes have not been and will not be registered with the Mexican National Registry of Securities (*Registro Nacional de Valores*) maintained by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) and may not be offered or sold publicly in the United Mexican States."

Operational Information

35.	(i) ISIN:	XS2311274455.
	(ii) CUSIP:	Not applicable.
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
36.	Common Code:	231127445.
37.	Details of benchmarks administrators and registration under Benchmarks Regulation:	Not applicable.
38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
39.	Delivery:	Delivery against payment.
40.	Additional Paying Agent(s) (if any):	Not applicable.
41.	Governing Law:	English.
42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Additional Information

The Notes are denominated in MXN. Since the United Mexican States is not an ADB member country, ADB will not enjoy in the United Mexican States its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

While the United Mexican States does not currently have in effect any exchange control rules or regulations or rules or regulations that restrict the ability to exchange MXN into foreign currencies or vice versa, no assurance can be given that these rules or regulations will not be imposed in the future, as it has been the case in the past, or that the conversion of MXN into foreign currencies or vice versa will be possible or will not be limited, totally or partially. If, due to the imposition of exchange controls or other circumstances beyond the control of ADB, MXN are not available or expected to be available to ADB, ADB will be entitled to satisfy its obligations to holders of the Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined and more fully described in Appendix A below)

applicable on the date of such payment. Any payment made by ADB under such circumstances in U.S. dollars shall constitute valid payment by ADB, will fully discharge ADB hereunder (without ADB having any further obligation) and shall not constitute a default in respect of the Notes.

Under current Mexican law, no withholding taxes will be applicable to payments of principal, interest or other payments made by ADB on the Notes to investors, because ADB is neither a resident of the United Mexican States for tax purposes, nor making interest payments from the territory of the United Mexican States or subject to taxation in the United Mexican States. However, no assurance can be given that applicable Mexican law will not change in the future and that such withholding taxes will be deemed to apply in respect of payments under the Notes. The Notes do not require ADB to compensate the holders of the Notes or gross-up in respect of payments of principal, interest or other payments under the Notes, in the event of a change in Mexican law that results in withholding taxes being deducted from, or imposed on, payments on the Notes by ADB.

The MXN has generally been a volatile currency and fluctuates in value against other currencies. Also, the MXN has been the subject of significant devaluations in the past, and may significantly devalue in the future against other currencies. In that event, the MXN received by a holder of the Notes may not be sufficient to purchase the same amount of a foreign currency, as the foreign currency equivalent at some other time on or after the issuance of the Notes.

Use of Proceeds

The net proceeds of the issue of the Notes will be included in the ordinary capital resources of ADB which will then be allocated to a special sub-portfolio therein and tracked against the disbursements to Eligible Projects (as defined below). As long as the Notes are outstanding, the balance of the sub-portfolio will be reduced, at the end of each quarter, by amounts matching the disbursements made during the quarter with respect to the Eligible Projects. Pending such disbursement, the sub-portfolio will be invested in accordance with ADB's liquidity policy.

Eligible projects under ADB's Green Bond framework ("Eligible Projects") include projects funded by ADB, in whole or in part, that (i) target a reduction of greenhouse gas emissions into the atmosphere or removal of greenhouse gas emissions from the atmosphere ("Climate Change Mitigation Projects") and/or (ii) target the reduction of the vulnerability of human or natural systems to the consequences of climate change and enhance resilience and adaptive capacity ("Climate Change Adaptation Projects").

Examples of Climate Change Mitigation Projects would typically include, without limitation, those that fall under the following sectors:

- Renewable energy – projects that use energy resources that can be naturally replenished (solar, wind, geothermal, and small hydro energy generation);

- Energy efficiency – projects that deliver more energy services with the same energy input (excluding fossil fuel projects); and

- Sustainable transport – projects that provide accessible, safe, environmentally friendly, and affordable transportation.

Examples of Climate Change Adaptation Projects would typically include, without limitation, those that fall under the following sectors:

- Energy – projects that help improve energy security (excluding fossil fuel projects);

- Water and other urban infrastructure and services – projects that improve water security and livelihoods of vulnerable urban populations, such as, providing urban flood protection; and

- Transport - projects that reduce the vulnerability of transport infrastructure.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by ADB during the term of the Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes). Investors should be aware that the methodology for determining any foreign exchange rate may result in the fixed interest amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Recent Developments

On 22 May 2020, ADB's Board of Governors approved the following with respect to its 2019 reported net income of U.S.$1,530.5 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$461.2 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the cumulative revaluation adjustments account;

b. U.S.$615.7 million be allocated to the ordinary reserve;

c. U.S.$259.5 million be allocated to the Asian Development Fund;

d. U.S.$130.0 million be allocated to the Technical Assistance Special Fund;

e. U.S.$30.0 million be allocated to the Regional Cooperation and Integration Fund;

f. U.S.$24.0 million be allocated to the Climate Change Fund; and

g. U.S.$10.0 million be allocated to the Asia Pacific Disaster Response Fund.

On 1 September 2020, Ashok Lavasa succeeded Diwakar Gupta as Vice-President for Private Sector Operations and Public-Private Partnerships.

On 1 February 2021, Bruce Gosper succeeded Deborah Stokes as Vice-President for Administration and Corporate Management.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:__________________________
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

APPENDIX A

If any amount is to be paid in U.S. dollars (USD, the alternative currency) upon the occurrence of a Settlement Disruption Event, such amount shall be calculated by Bank of America, N.A. as the Calculation Agent (as defined below) (but in no event later than two London, Mexico City and New York Business Days before a payment) in an amount per Specified Denomination which shall be equal to the greater of zero and the amount produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

Relevant MXN Amount ÷ Market Exchange Rate

ADB shall be entitled to satisfy its obligations to holders of the Notes in respect of such payment by making such payments in USD. Any payment made by ADB in USD as a result of a Settlement Disruption Event shall constitute valid payment and shall not constitute a default in respect of the Notes. The holders of the Notes shall be responsible for all currency exchange costs.

For the purposes of these provisions:

"**Calculation Agent**" means Bank of America, N.A. in accordance with the provisions of the Calculation Agent Agreement entered into between ADB and the Calculation Agent (as amended and/or supplemented from time to time). (All references to the Calculation Agent shall include any successor or successors to Bank of America, N.A. as Calculation Agent in respect of the Notes.)

The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agent Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, ADB and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agent Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agent Agreement. Any delay, deferral or forbearance by the Calculation Agent in the performance or exercise of any of its obligations or its discretion under the Notes or the Calculation Agent Agreement including, without limitation, the giving of any notice by it to any person, shall not affect the validity or binding nature of any later performance or exercise of such obligation or discretion, and neither the Calculation Agent nor ADB shall bear any liability in respect of, or consequent upon, any such delay, deferral or forbearance;

"**Market Exchange Rate**" means the average of such firm quotes (expressed in MXN per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers (as defined below) for the sale of MXN and the purchase of USD, on the day falling two London, Mexico City and New York Business Days prior to a payment. The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Market Exchange Rate, provided,

however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Market Exchange Rate in its sole discretion;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the MXN/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant MXN Amount**" means the MXN amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred;

"**London, Mexico City and New York Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, Mexico City and New York; and

"**Settlement Disruption Event**" means, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner, the approval or effectiveness of any laws, rules, regulations or decrees, or the official interpretation thereof, by any legislative, governmental or judicial authority of the United Mexican States (or any other country), including the Banco de México (the Mexican Central Bank), which (a) require non-residents of the United Mexican States to obtain permission from the Banco de México or other authority to obtain, exchange or pay MXN, (b) make it unlawful to maintain in effect, or make any payment under, the Notes in MXN or holding MXN, (c) restrict, in any manner, the ability of any person (including a non-resident of the United Mexican States) to obtain MXN or convert MXN into foreign currencies (including the United States dollar), (d) otherwise regulate the purchase or holding of MXN in any manner that has a material adverse effect on the Notes or the rights of holders thereof, (e) make it impossible to calculate the value of the MXN vis-à-vis other currencies, (f) change the currency unit of the United Mexican States from the MXN, (g) has the direct or indirect effect of hindering, limiting or restricting the transfer of MXN from the United Mexican States to recipients resident in another country, or (h) restricting or not permitting non-Mexican residents of the United Mexican States to maintain accounts in the United Mexican States or in respect of MXN.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

As to English law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

BofA SECURITIES

Merrill Lynch International
2 King Edward Street, London, EC1A 1HQ
T +44 (0)20 7628 1000
www.bofaml.com

TERMS AGREEMENT NO. 1261-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

MXN1,050,000,000 4.70 per cent. Notes due 12 March 2024

10 March 2021

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

Merrill Lynch International (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its MXN1,050,000,000 4.70 per cent. Notes due 12 March 2024 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 10:00 a.m., London time, on 12 March 2021 (the "Settlement Date") at an aggregate purchase price of MXN1,050,000,000 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "U.K. MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

(a) the Manager (the "U.K. Manufacturer") understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b) ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected

to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above.

2. Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3. ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6. The Manager agrees and has agreed that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the territory of the United Mexican States or to any person or corporation or other entity, of any nature, resident in the territory of the United Mexican States or that makes investment decisions from the territory of the United Mexican States, unless such offer qualifies as a private placement under Article 8 of the Mexican Securities Market Law (*Ley del Mercado de Valores*), is made solely to investors that qualify as institutional and accredited investors under Mexican law, and the Manager maintains written evidence of such qualification (including by maintaining evidence of, or a representation relating to the identity of, the applicable offerees or purchasers).

The Notes have not been and will not be registered with the Mexican National Registry of Securities (*Registro Nacional de Valores*) maintained by the Mexican National Banking

and Securities Commission (*Comisión Nacional Bancaria y de Valores*) and may not be offered or sold publicly in the United Mexican States.

7. The Manager represents, warrants and agrees that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. For purposes hereof, the notice details of the Manager are as follows:

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

Attention: Syndicate Desk
Telephone: +44 (0)20 7995 3966
Facsimile: +44 (0)20 7995 0048
Electronic Mailing Address: dcm_london@bofa.com

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish,

and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL

By: ______________________________

Name: Adrien De Naurois

Title: Managing Director

[Signature continued on following page.]

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By:________________________________
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer